SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 3)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                             Multimedia Games, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  625-453-10-5
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Emanuel R. Pearlman
                        Liberation Investment Group, LLC
                           330 Madison Ave., 6th Floor
                               New York, NY 10017
                                 (212) 832-5100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 29, 2006
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,543,418
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,543,418
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,543,418
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.62%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         767,909
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      767,909
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       767,909
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.79%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Liberation Investment Group LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,311,327
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON     ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      2,311,327
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,311,327
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.41%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO, IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,311,327
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      2,311,327
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,311,327
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.41%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 3 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments, Ltd., a private offshore investment corporation ("LILtd"); (iii) Liberation Investment Group, LLC, a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd ("LIGLLC"); and (iv) Emanuel R. Pearlman, as Chief Executive Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission (the "SEC") on May 30, 2006, as amended by Amendment No. 1 filed with the SEC on June 30, 2006 and Amendment No. 2 filed with the SEC on August 7, 2006 (the "Schedule 13D"), relating to shares of common stock, $0.01 par value per share ("Common Stock"), of Multimedia Games, Inc., a Texas corporation (the "Company").

Items 2(b), 4, 5(1) and 7 of the Schedule 13D are hereby amended to add the following:

Item 2.     Identity and Background.

(b) The business address for each of LILP, LIGLLC and Mr. Pearlman is 330 Madison Avenue, 6th Floor, New York, NY 10017.

Item 4.     Purpose of Transaction.

On August 29, 2006, the Reporting Persons filed with the SEC a preliminary solicitation statement (the "Preliminary Solicitation Statement") in connection with the solicitation of requests to call a special meeting of the Company's shareholders (the "Special Meeting"). The Reporting Persons seek to call the Special Meeting in the manner and for the purposes described under the captions "WHY YOU WERE SENT THIS SOLICITATION STATEMENT", "WE ARE DISSATISFIED WITH THE COMPANY'S PERFORMANCE AND THE MANAGEMENT OF ITS AFFAIRS", "THE SPECIAL MEETING", "THE PROPOSALS", "REQUEST PROCEDURES", "SOLICITATION OF REQUESTS; EXPENSES" and "CERTAIN INFORMATION REGARDING THE PARTICIPANTS" of the Preliminary Solicitation Statement, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 5.     Interest in Securities of the Issuer.

      (1) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) LILP beneficially owns 1,543,418 shares of Common Stock and is the beneficial owner of 5.62% of the Common Stock.

            (ii) LILtd beneficially owns 767,909 shares of Common Stock and is the beneficial owner of 2.79% of the Common Stock.

            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 2,311,327 shares of Common Stock and is the beneficial owner of 8.41% of the Common Stock.

            (iv) Mr. Pearlman, as the Chief Executive Officer and majority member of LIGLLC, beneficially owns 2,311,327 shares of Common Stock and is the beneficial owner of 8.41% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 8.41% of the Common Stock.

Item  7.    Materials to be Filed as Exhibits.

Exhibit Number    Description
--------------    -----------

Exhibit 3 Preliminary solicitation statement filed with the SEC by the Reporting persons on August 29, 2006.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 30, 2006


LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner

By:  /s/ Emanuel R. Pearlman
   --------------------------------
      Emanuel R. Pearlman
      Chief Executive Officer


LIBERATION INVESTMENTS LTD.


By:  /s/ Emanuel R. Pearlman
   --------------------------------
      Emanuel R. Pearlman
      Director


LIBERATION INVESTMENT GROUP LLC


By:  /s/ Emanuel R. Pearlman
   --------------------------------
      Emanuel R. Pearlman
      Chief Executive Officer


Emanuel R. Pearlman

/s/ Emanuel R. Pearlman
-----------------------------------

                                  EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

Exhibit 3 Preliminary solicitation statement filed with the SEC by the Reporting persons on August 29, 2006.